SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 --------------


                                  FUNDTECH LTD.
                 (Translation of Registrant's Name Into English)


            12 HA'HILAZON STREET, 5TH FLOOR, RAMAT GAN 52522, ISRAEL
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

       Form 20-F X        Form 40-F____
               ----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes            No X
           ----         ----

      (If "Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


       Registrant's telephone number, including area code: (201) 946-1100

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                                EXPLANATORY NOTE

Attached is:

1. Press release, released publicly on July 3, 2002, announcing Fundtech Ltd.'s Extension of Expiration Date for Previously-Announced Stock Options Exchange Program for Employees.

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       FUNDTECH LTD.


                                       By: /s/ Michael S. Hyman
                                          ------------------------------
                                          Michael S. Hyman
                                          Vice President, General Counsel
                                          and Secretary


Date:  July 3, 2002

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                                                                      ATTACHMENT


                                 [FUNDTECH LOGO]


         CONTACT:


         Yoram Bibring
         Fundtech Ltd.
         Tel: 1-201-946-1100
         Email: yoramb@fundtech.com



               FUNDTECH ANNOUNCES EXTENSION OF EXPIRATION DATE FOR PREVIOUSLY-ANNOUNCED STOCK OPTIONS EXCHANGE PROGRAM FOR EMPLOYEES

JERSEY CITY, N.J. - July 3, 2002 - Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global payments and cash management solutions, today announced that it has extended to July 15, 2002 the expiration date of its previously-announced voluntary stock option exchange program for employees which commenced on June 10, 2002. A participating employee will now have until July 15, 2002 (instead of the original expiration date of July 9, 2002) to submit options for cancellation. Fundtech filed an amended Schedule TO-I today with the Securities and Exchange Commission (the "SEC") in connection with the exchange program, incorporating comments received from the SEC. Copies of the Schedule TO-I and related documents may be obtained from the SEC's website at www.sec.gov or from Michael S. Hyman, Fundtech's general counsel, at (201) 946-1100.

The exchange program has been designed in accordance with Financial Accounting Standard Board (FASB) interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" - An Interpretation of APB Opinion No. 25. Accordingly, the Company anticipates that there will be no variable compensation charges as a result of the exchange program.


About Fundtech

Fundtech (http://www.fundtech.com) is a leading provider of global payments and cash management solutions which enables businesses, through their banks, to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products and services automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Fundtech's solutions have been sold to more than 700 financial institutions around the globe.

Forward Looking Statements:

Statements included in this Release may contain forward-looking statements. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-

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looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

CONTACT: Fundtech Ltd.
Yoram Bibring, 201/946-1100
yoramb@fundtech.com